Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Rob Fink KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Announces 2012 Annual General Meeting

RAANANA, Israel, November 26, 2012 – Tikcro Technologies Ltd. (OTCPK: TIKRF) today announced that its Annual General Meeting of Shareholders will be held on December 26, 2012 at 3:00 p.m. Israel time, at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the meeting is as follows:

(1)	reelection of Eric Paneth and Izhak Tamir to the Board of Directors;

(2)	reelection of Yiftach Atir and Liat Hadad as external directors;

(3)	reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as independent auditors;

(4)	approval of an increase in the company's share capital; and

(5)	consideration of audited financial statements for the year ended December 31, 2011

Each item will require the approval of a simple majority of the shares voted on the matter, except that item 5 will not involve a vote of the shareholders. The record date for the meeting is November 28, 2012. Tikcro will send its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:

Tikcro is seeking early stage growth opportunities. It has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment.

For more information, visit Tikcro website at www.tikcro.com.